October 4, 2006

Thomas Masilla
President, Principal Executive Officer and Chief Operating Officer
Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, LA 70062

RE: Sizeler Property Investors, Inc.
              File No. 1-09349
              Amendment No. 1 to Preliminary Proxy Statement on Form PREM14A
              Filed on September 27, 2006

Dear Mr. Masilla:

We have reviewed your supplemental response letter to our comments of September 12, 2006 and we have the following comments:

1.   We note your response to our prior comment number 1. While we do not necessarily agree with your conclusions regarding the applicability of Rule 13e-3 to your transaction, we have no further comments on the issue.

2.   We note your response to our prior comment number 4 and revised disclosure on page 6 that "[b]ased on recent public statements and filings, the Company believes that its stockholders will accept the highest price offered for the company that results from a fair and comprehensive process." It appears from your response that this quote is incomplete, is attributed to a single stockholder and is based on the company's conclusion that the Compson offer was fairly considered. In light of this, it is not clear why you believe this attribution is appropriate. In addition, we note that shareholders have filed lawsuits in opposition to the proposed merger following the statement from Mr. Goldstein. Please also clarify what public "filings" have been made that would indicate support for the proposed merger.

Litigation Related to the Merger, page 51

3.   We refer to your statement that you believe that the litigation brought against the company "is without merit." This is a legal conclusion that the company is not qualified to make. Please remove this statement or disclose that the determination is based upon the advice of counsel, identifying counsel and including a consent from counsel.

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We will not conduct any further review of the proxy statement. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, prior to filing your amended definitive proxy statement, please furnish a letter, acknowledging that

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel